Exhibit 99.8

MAYFAIR GOLD CORP.

Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

MAYFAIR GOLD CORP.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	Note	September 30, 2025	December 31, 2024
		$	$
ASSETS
Current
Cash and cash equivalents	5	41,814,681	9,534,129
Other receivables	13	106,634	203,700
Current portion of prepaid expenses and deposits	7	305,345	202,326

		42,226,660	9,940,155
Prepaid expenses and deposits	7	142,077	152,370
Property, plant and equipment	8	381,805	399,322
Mineral properties	9	13,997,500	13,997,500

Total assets		56,748,042	24,489,347

LIABILITIES
Current
Accounts payable and accrued liabilities	13	1,182,371	749,934

Total liabilities		1,182,371	749,934

SHAREHOLDERS’ EQUITY
Share capital	11	116,125,541	79,605,844
Share-based payments reserve	11	6,136,465	4,660,036
Deficit		(66,696,335)	(60,526,467)

Total shareholders’ equity		55,565,671	23,739,413

Total liabilities and shareholders’ equity		56,748,042	24,489,347

Nature of operations (Note 1)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ Sean Pi	/s/ Carson Block
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian dollars, except number of shares)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024	2025	2024
		$	$	$	$
Operating expenses
Depreciation	8	7,750	16,813	22,819	50,438
Exploration and evaluation	9,13	1,549,034	1,054,393	4,149,009	6,742,944
General and administrative	12,13	594,061	296,144	1,583,666	4,673,921
Share-based payments	11,13	173,730	116,774	598,945	531,181

		2,324,575	1,484,124	6,354,439	11,998,484
Other income (expenses)
Amortization of flow-through premium liability	10	—	—	—	1,279,110
Foreign exchange gain (loss)		18,088	(12,773)	18,369	(17,452)
Interest income	5,6	57,508	62,060	158,400	280,801
Other income		7,802	—	7,802	—

Loss and comprehensive loss		(2,241,177)	(1,434,837)	(6,169,868)	(10,456,025)

Loss per share:
Basic and diluted		(0.02)	(0.01)	(0.06)	(0.10)
Weighted average number of common shares outstanding:
Basic and diluted		113,235,833	105,501,931	110,615,095	102,711,198

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian dollars)

	Nine months ended September 30,
	2025	2024
	$	$
Operating activities
Loss for the period	(6,169,868)	(10,456,025)
Adjustments for:
Depreciation	22,819	50,438
Share-based payments	598,945	531,181
Amortization of flow-through premium liability	—	(1,279,110)
Foreign exchange (gain) loss	(18,369)	17,452
Interest income	(43,644)	—
Changes in non-cash working capital:
Other receivables	97,066	213,219
Prepaid expenses and deposits	(92,726)	(112,248)
Accounts payable and accrued liabilities	433,074	(878,960)

Cash used in operating activities	(5,172,703)	(11,914,053)

Investing activities
Purchase of short-term investment	(3,000,000)	—
Maturity of short-term investment	3,043,644	—
Purchases of property, plant and equipment	(5,302)	—

Cash provided by investing activities	38,342	—

Financing activities
Proceeds from issuance of common shares, net of issuance costs	37,397,181	—
Proceeds from exercise of options	—	3,827,846

Cash provided by financing activities	37,397,181	3,827,846

Effect of exchange rate on changes in cash and cash equivalents	17,732	(17,452)
Change in cash and cash equivalents	32,280,552	(8,103,659)
Cash and cash equivalents, beginning of period	9,534,129	13,504,009

Cash and cash equivalents, end of period	41,814,681	5,400,350

Supplemental cash flow information:
Interest paid in cash	—	—
Cash interest income received	122,244	—
Income taxes paid in cash	—	—
Finders’ warrants issued	877,484	—

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP

Condensed Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in Canadian dollars, except number of shares)

	Common shares	Share capital	Share-based payments reserve	Deficit	Total shareholders’ equity
	#	$	$	$	$
Balance, December 31, 2023	100,312,107	66,493,689	7,297,006	(47,843,835)	25,946,860
Issuance of common shares - exercise of options	5,503,900	3,827,846	—	—	3,827,846
Fair value of share options exercised from share-based payments reserve	—	3,115,520	(3,115,520)	—	—
Share-based payments	—	—	531,181	—	531,181
Loss and comprehensive loss for the period	—	—	—	(10,456,025)	(10,456,025)

Balance, September 30, 2024	105,816,007	73,437,055	4,712,667	(58,299,860)	19,849,862
Issuance of common shares - private placements	3,340,000	6,012,000	—	—	6,012,000
Share issue costs	—	(135,539)	—	—	(135,539)
Issuance of common shares - exercise of options	127,000	163,830	—	—	163,830
Fair value of share options exercised from share-based payments reserve	—	128,498	(128,498)	—	—
Share-based payments	—	—	75,867	—	75,867
Loss and comprehensive loss for the period	—	—	—	(2,226,607)	(2,226,607)

Balance, December 31, 2024	109,283,007	79,605,844	4,660,036	(60,526,467)	23,739,413
Issuance of common shares - private placement	24,244,000	40,002,600	—	—	40,002,600
Share issue costs	—	(3,482,903)	877,484	—	(2,605,419)
Share-based payments	—	—	598,945	—	598,945
Loss and comprehensive loss for the period	—	—	—	(6,169,868)	(6,169,868)

Balance, September 30, 2025	133,527,007	116,125,541	6,136,465	(66,696,335)	55,565,671

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Mayfair Gold Corp. (the “Company”) was incorporated pursuant to the Business Corporations Act of British Columbia on July 30, 2019. The Company’s registered office is located at Suite 700 - 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5. The Company’s principal place of business is 489 MacDougall Street, Matheson, ON, Canada, P0K 1N0. The Company is listed for trading on the TSX Venture Exchange under the symbol “MFG.V,” on the OTCQX under the symbol “MFGCF” and on the Frankfurt Stock Exchange under the symbol “9M5”. The Company is engaged in the operation, acquisition, exploration and development of mineral properties.

The Company’s unaudited condensed interim financial statements for the three and nine months ended September 30, 2025 and 2024 (the “financial statements”) have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months and discharge its liabilities as they come due. The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties.

2.	BASIS OF PREPARATION

Statement of compliance

These financial statements were approved by the Board of Directors and authorized for issue on November 14, 2025.

These financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”).

Basis of presentation

The financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS Accounting Standards, as well as information presented in the statements of cash flows. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

The financial statements are presented in Canadian dollars (“CAD”), which is the Company’s functional and presentation currency. The functional currency is the currency of the primary economic environment in which an entity operates. References to “US$” or “USD” are to United States dollars.

Reclassification of prior period presentation

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. A summary of the Company’s reclassifications for the financial statements is as follows:

•	For the three and nine months ended September 30, 2024, $46,125 and $61,500, respectively was reclassified from professional fees to management fees.

•	For the six months ended June 30, 2025, $36,741 was reclassified from general and administrative to exploration and evaluation.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

The same accounting policies and methods of computation are followed in these financial statements as compared with the Annual Financial Statements.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

4.	SIGNIFICANT JUDGMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgments in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgments and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgments and estimates is pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these financial statements, the Company applied the same significant judgments in applying its accounting policies and is exposed to the same sources of estimation uncertainty as disclosed in its Annual Financial Statements.

5.	CASH AND CASH EQUIVALENTS

Cash is comprised of cash deposits held in reputable financial institutions and cash equivalents consist of redeemable guaranteed investment certificates (“GICs”).

A summary of the Company’s cash and cash equivalents is as follows:

	September 30, 2025	December 31, 2024
	$	$
Cash	41,717,765	7,408,166
Cash equivalents (1)	96,916	2,125,963

	41,814,681	9,534,129

(1)	Cash equivalents consist of redeemable GICs with maturities of 1 to 7 months and interest rates between 2.45% and 2.95%.

During the three and nine months ended September 30, 2025, interest income from GICs and deposits in the Company’s savings account totaled $46,991 and $114,756, respectively (2024 - $62,060 and $280,801, respectively).

6.	SHORT-TERM INVESTMENT

On February 13, 2025, the Company purchased a short-term investment which consisted of a non-redeemable six-month GIC with a value of $3,000,000 and an interest rate of 2.95%, which matured on August 12, 2025. The redemption resulted in interest income of $43,644, which was recognized in profit and loss.

During the three and nine months ended September 30, 2025, interest income from the short-term investment totaled $10,517 and $43,644, respectively (2024 - $nil and $nil, respectively).

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

7.	PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of insurance policy prepayments, listing fee prepayments and other expenses.

A summary of the Company’s prepaid expenses and deposits is as follows:

	September 30, 2025	December 31, 2024
	$	$
Prepaid expenses	444,298	351,572
Deposits with suppliers	3,124	3,124

	447,422	354,696

Current portion	305,345	202,326
Non-current portion	142,077	152,370

The Company’s non-current portion of prepaid expenses consists of a directors and officers insurance policy lasting through June 5, 2030.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

8.	PROPERTY, PLANT AND EQUIPMENT

A summary of the Company’s property, plant and equipment is as follows:

	Computers	Furniture and fixtures	Building exploration office	Land exploration office	Machinery and equipment	Vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance, December 31, 2023	67,782	13,210	358,420	69,000	56,288	130,050	694,750
Additions	221	—	—	—	—	—	221

Balance, December 31, 2024	68,003	13,210	358,420	69,000	56,288	130,050	694,971
Additions	5,302	—	—	—	—	—	5,302

Balance, September 30, 2025	73,305	13,210	358,420	69,000	56,288	130,050	700,273

Accumulated depreciation
Balance, December 31, 2023	67,782	7,245	36,771	—	25,551	99,783	237,132
Depreciation	13	2,642	14,337	—	11,258	30,267	58,517

Balance, December 31, 2024	67,795	9,887	51,108	—	36,809	130,050	295,649
Depreciation	1,642	1,982	10,752	—	8,443	—	22,819

Balance, September 30, 2025	69,437	11,869	61,860	—	45,252	130,050	318,468

Carrying amount
Balance, December 31, 2024	208	3,323	307,312	69,000	19,479	—	399,322

Balance, September 30, 2025	3,868	1,341	296,560	69,000	11,036	—	381,805

Depreciation during the three and nine months ended September 30, 2025 was $7,750 and $22,819, respectively (2024 - $16,813 and $50,438, respectively).

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

9.	MINERAL PROPERTIES

On June 8, 2020, the Company entered into a binding asset purchase agreement (the “Asset Purchase Agreement”) with Lake Shore Gold Corp. (“Lake Shore”). Pursuant to the terms of the Asset Purchase Agreement, the Company agreed to acquire 6 leases on mining lands, 18 patents on mining lands, 144 cell claims and 3 surface rights only patents located in the Guibord, Munro, Michaud and McCool Townships in northeast Ontario, Canada (the “Fenn-Gib Property” collectively).

As consideration for the acquisition of the Fenn-Gib Property the Company agreed to:

i.	Pay Lake Shore a cash payment of US$11,000,000; and

ii.	Grant Lake Shore a 1.0% net smelter returns royalty derived from the future production of minerals from the Fenn-Gib Property.

On December 31, 2020, the transaction closed and $13,997,500 (US$11,000,000) was paid and recorded as mineral properties. The balance of mineral properties as at September 30, 2025 and December 31, 2024 was $13,997,500.

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Property is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Camp maintenance, supplies, mobilization, general costs	20,430	28,594	81,430	388,614
Drilling	17,829	15,575	353,988	2,630,723
Environmental assessment and pre-feasibility studies	893,785	401,609	2,109,433	540,763
Exploration contractors	4,622	4,924	13,322	442,525
Exploration personnel and program support (Note 13)	336,073	333,457	882,338	1,333,812
Laboratory analysis	—	101,546	—	592,656
Other exploration and evaluation (recovery)	(785)	49,132	67,324	296,364
Permitting	277,080	119,556	641,174	517,487

	1,549,034	1,054,393	4,149,009	6,742,944

10.	DEFERRED PREMIUM ON FLOW-THROUGH SHARES

Flow-through units are issued at a premium, which is calculated as the difference between the price of a flow-through unit and the price of a unit at the issuance date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Funds raised through the issuance of flow-through units are required to be expended on qualifying Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.

A summary of the Company’s flow-through funding, expenditure requirements and corresponding impact on the flow-through premium liability is as follows:

	Flow-through funding and expenditure requirements	Flow-through premium liability
	$	$
Balance, December 31, 2023	4,424,217	1,279,110
Flow-through expenditures incurred, renounced, and amortization of flow-through premium liability	(4,424,217)	(1,279,110)

Balance, September 30, 2025 and December 31, 2024	—	—

During the three and nine months ended September 30, 2025, the Company recognized $nil and $nil, respectively (2024 - $nil and $1,279,110, respectively) as amortization of flow-through premium liability under other income in profit or loss.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Issued share capital

The number of shares issued and fully paid as at September 30, 2025 is 133,527,007 (December 31, 2024 - 109,283,007).

During the nine months ended September 30, 2025, the Company had the following share capital transaction:

•

On September 16, 2025, the Company closed a brokered private placement and issued 24,244,000 common shares at a price of $1.65 per share for gross proceeds of $40,002,600. Share issuance costs of $2,605,419 were incurred in connection with the offering. Pursuant to this private placement, the Company issued 1,363,686 warrants to certain finders. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.65 per warrant and will expire on September 16, 2027. The Company attributed a fair value of $877,484 to the warrants which was determined using the Black-Scholes option pricing model (“BSM”).

During the year ended December 31, 2024, the Company had the following share capital transactions:

•

The Company issued an aggregate of 5,630,900 common shares pursuant to the exercise of stock options with a weighted average exercise price of $0.71 generating gross proceeds of $3,991,676. In connection with the exercises, the Company transferred $3,244,018 from share-based payments reserve to share capital.

•

On October 17, 2024, the Company closed a private placement consisting of the issue of 3,340,000 common shares at a price of $1.80 per share for a total consideration of $6,012,000. Share issuance costs of $135,539 were incurred in connection with the offering.

Stock options

The Company has an omnibus equity incentive plan (“the Plan”) under which non-transferable options, deferred share units, and restricted share units may be granted to directors, officers, employees or service providers of the Company. Under the plan, the maximum number of shares which may be reserved for issuance is 10% of the number of issued and outstanding common shares. The Board of Directors has the authority and discretion to grant stock options as identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan and the vesting terms.

During the nine months ended September 30, 2025, the Company had the following stock option transactions:

•

On January 28, 2025, the Company granted 175,000 options to an officer of the Company with each option exercisable into common shares at an exercise price of $1.70 per share. The options are exercisable for a five-year term expiring on January 28, 2030. Of the stock options granted, 58,333 of the options vested immediately, 58,333 will vest on January 28, 2026, and 58,334 will vest on January 28, 2027. The fair value of the options was determined to be $217,623 using the BSM.

•

On February 13, 2025, the Company granted 350,000 options to an officer of the Company with each option exercisable into common shares at an exercise price of $1.85 per share. The options are exercisable for a five-year term expiring on February 13, 2030. Of the stock options granted, 116,667 will vest on March 1, 2026, and the remaining 233,333 will vest on a monthly basis thereafter until March 1, 2028. The fair value of the options was determined to be $466,630 using the BSM.

During the year ended December 31, 2024, the Company had the following stock option transactions:

•

On April 17, 2024, the Company granted 100,000 stock options to an officer of the Company with an exercise price of $2.54. Of the stock options granted, 50% vested immediately and 50% will vest on April 17, 2025. The options are exercisable for a five-year term expiring on April 17, 2029. The fair value of the options was determined to be $181,172 using the BSM.

•

On June 20, 2024, the Company granted 100,000 stock options to two directors of the Company with an exercise price of $1.90. The options are exercisable for a five-year term expiring on June 20, 2029. Of the stock options granted, 33,332 will vest on June 20, 2025, 33,334 will vest on June 20, 2026 and 33,334 will vest on June 20, 2027. The fair value of the options was determined to be $144,455 using the BSM.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL (continued)

•

On October 28, 2024, the Company granted 300,000 stock options to an officer of the Company with an exercise price of $2.03. Of the stock options granted, 100,000 vested immediately and 100,000 each will vest on October 28, 2025 and October 28, 2026. The options are exercisable for a five-year term expiring on October 27, 2029. The fair value of the options was determined to be $458,165 using the BSM.

A summary of the Company’s stock option activity is as follows:

	Stock options outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2023	9,748,900	1.11
Granted	500,000	2.11
Exercised	(5,630,900)	0.71
Expired	(2,800,000)	1.69
Forfeited	(195,000)	2.14

Balance, December 31, 2024	1,623,000	1.67
Granted	525,000	1.80
Expired	(153,000)	1.76

Balance, September 30, 2025	1,995,000	1.69

A summary of the Company’s outstanding and exercisable stock options as at September 30, 2025 is as follows:

Expiry date	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life
	#	#	$	Years
February 3, 2028	100,000	100,000	1.50	2.35
November 14, 2028	375,000	375,000	2.14	3.13
April 17, 2029	100,000	100,000	2.54	3.55
June 20, 2029	100,000	33,332	1.90	3.72
October 27, 2029	300,000	100,000	2.03	4.08
January 28, 2030	175,000	58,333	1.70	4.33
February 13, 2030	350,000	—	1.85	4.38
December 31, 2030	210,000	210,000	0.47	5.25
January 6, 2032	100,000	100,000	0.90	6.27
December 6, 2032	185,000	185,000	1.29	7.19

	1,995,000	1,261,665	1.69	4.36

A summary of the Company’s weighted average inputs used in the BSM to calculate the fair value of the stock options granted during the nine months ended September 30, 2025 and the year ended December 31, 2024 is as follows:

	2025	2024
Share price	$1.81	$2.17
Exercise price	$1.80	$2.11
Risk-free interest rate	2.83%	3.24%
Expected life	5.00	5.00
Expected volatility	92.68%	91.71%
Expected annual dividend yield	0.00%	0.00%

During the three and nine months ended September 30, 2025, the Company recognized share-based payments of $173,730 and $598,945, respectively (2024 - $116,774 and $531,181, respectively) from the vesting of stock options.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL (continued)

Warrants

During the nine months ended September 30, 2025, the Company had the following warrant transaction:

•

On September 16, 2025, the Company closed a brokered private placement (Note 11(b)) and issued 1,363,686 warrants with a fair value of $877,484 as share issuance costs. Each warrant entitles the holder to purchase one common share at a price of $1.65 per share until September 16, 2027.

A summary of the Company’s warrant activity is as follows:

	Warrants outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2024 and 2023	—	—
Issued	1,363,686	1.65

Balance, September 30, 2025	1,363,686	1.65

A summary of the Company’s outstanding warrants as at September 30, 2025, is as follows:

Date of expiry	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	$	Years
September 16, 2027	1,363,686	1.65	1.96

	1,363,686	1.65	1.96

A summary of the Company’s weighted average inputs used in the BSM to calculate the fair value of the warrants granted during the nine months ended September 30, 2025 is as follows:

Share price	$2.02
Exercise price	$1.65
Expected life	2.00 years
Risk-free interest rate	2.46%
Expected volatility	37.90%
Expected annual dividend yield	0.00%

12.	GENERAL AND ADMINISTRATIVE

A summary of the Company’s general and administrative expenses is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Directors’ fees (Note 13)	12,819	14,285	38,459	110,182
Management fees (Note 13)	163,720	36,503	506,053	1,978,586
Marketing and public relations	61,533	22,796	202,135	230,282
Other general and administrative	113,024	106,846	251,732	365,327
Professional fees	162,716	75,161	444,329	1,854,322
Transfer agent and regulatory fees	80,249	40,553	140,958	135,222

	594,061	296,144	1,583,666	4,673,921

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the Chief Executive Officer, Chief Operating Officer (the “COO”), Chief Financial Officer (“CFO”) and Vice President of Exploration and their companies and close family members.

A summary of the Company’s related party transactions and key management compensation is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Directors’ fees	12,819	14,285	38,459	110,182
Exploration personnel and program support (1)	208,013	—	499,244	—
Management fees	163,720	36,503	506,053	1,978,586
Share-based payments	173,730	47,502	591,313	156,453

	558,282	98,290	1,635,069	2,245,221

(1)	Amounts relating to the compensation of the Vice President of Technical Services and the COO included in exploration and evaluation expenses.

A summary of the amounts due to related parties in accounts payable and accrued liabilities as at September 30, 2025 and December 31, 2024 is as follows:

	2025	2024
	$	$
Payable to a company partially owned by a director	—	130,000
Payable to a company partially owned by the CFO	60,221	17,778
Payable to key management personnel	70,890	5,000
Payable to other related party	84	246

	131,195	153,024

As at September 30, 2025, other receivables include $nil (December 31, 2024 - $130,000) for consulting services rendered to a company partially controlled by a director.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, other receivables (excluding sales tax recoverable), deposits and accounts payable and accrued liabilities, which are classified as and measured at amortized cost. The carrying values approximate the fair value of these financial instruments due to their short-term nature.

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s financial statements are summarized below.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents and deposits. The Company minimizes its credit risk related to cash and cash equivalents by placing these financial instruments with major financial institutions. The Company considers the credit risk related to cash and cash equivalents and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of interest risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has no significant financial instruments with variable interest rates and has assessed interest rate risk as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. The Company’s cash and cash equivalents are held in business accounts and are available on demand for the Company’s programs. As at September 30, 2025, the Company had a cash and cash equivalents balance of $41,814,681 (December 31, 2024 - $9,534,129) to settle current liabilities of $1,182,371 (December 31, 2024 - $749,934) and has assessed the liquidity risk as minimal.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency of the Company. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar on its cash and accounts payable balances.

A summary of the Company’s financial instruments held in USD, expressed in Canadian dollars is as follows:

	September 30, 2025	December 31, 2024
	$	$
Cash and cash equivalents	1,019,776	78,627
Accounts payable and accrued liabilities	5,040	34,664

	1,014,736	43,963

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $101,474 (December 31, 2024 - $4,396). The Company has assessed the foreign exchange risk as minimal.

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has been dependent on external financing to fund its activities. The capital structure of the Company consists of shareholders’ equity. The Company manages its capital structure and adjusts it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2025.